

March 6, 2025

William Rhind
Chief Executive Officer and Chief Financial Officer
GraniteShares Gold Trust
c/o GraniteShares LLC
205 Hudson Street, 7th Floor
New York, NY 10013

> **Re: GraniteShares Gold Trust**
> **Registration Statement on Form S-3**
> **Filed February 27, 2025**
> **File No. 333-285296**

Dear William Rhind:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Dana Brown at 202-551-3859 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Tom Conner